TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

This management’s discussion and analysis ("MD&A") covers the operations of Tournigan Energy Ltd. (the "Company") for the nine months ended June 30, 2008 and subsequent activity up to August 22, 2008. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s annual MD&A for the 13 months ended September 30, 2007 dated January 25, 2008 and the Company’s unaudited interim consolidated financial statements as at June 30, 2008 and for the three and nine month periods ended June 30, 2008 and May 31, 2007 prepared in accordance with Canadian GAAP.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration and development company with a focus on the acquisition, exploration and development of uranium and gold properties in Europe and North America. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta deposits in Slovakia and its western U.S.A. properties. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold deposit in Northern Ireland.

HIGHLIGHTS (from October 1, 2007)

Strategy and Name Change

  Company name changed to Tournigan Energy Ltd. on May 6, 2008

  Future strategy to focus on development of Slovakian uranium properties: Kurkiskova, Novoveska Huta, and exploration properties on Kuriskova Trend

  Other assets to be re-evaluated

Uranium – Kuriskova, Slovakia

  Resource estimate released July 16, 2008 announcing 6.6 million pounds of U3O8 moved into indicated from inferred category and 30.1 million pounds in the inferred category, using a cut-off of 0.05% U

  7,908 metres drilled in nine months ended June 30, 2008

Uranium – Novoveska Huta, Slovakia

  Preparing NI 43-101 resource estimate, expected to be completed by early 2009

  3,371 metres drilled in nine months ended June 30, 2008; drilling has intersected higher uranium grades and appears to be extending size of the deposit

Uranium – Exploration Properties, Slovakia

  Completed airborne radiometric and magnetic survey on Slovakian uranium licences

  25 priority targets identified and detailed radiometric ground survey ongoing to identify drill targets

Uranium – U.S.A.

  Sweetwater buyout agreement to acquire 100% closed February 29, 2008

  Uranium mineralization encountered in Wyoming as announced in January and February, 2008

  6,512 meters drilled in nine months ended June 30, 2008

Gold – Kremnica, Slovakia

  Base line information gathering and confirmation drilling continue to support economic analysis; potential of higher-grade resource being evaluated.

  2,216 metres confirmation drilling completed in nine months ended June 30, 2008

  Exploration potential of southern part of Kreminica District being evaluated

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold – Curraghinalt, Northern Ireland

  Resource estimate of 250,000 ounces indicated and 350,00 ounces inferred released December 2007

  Scoping study initiated

  1,227 metres drilled in nine months ended June 30, 2008

Gold – Nevada, U.S.A.

  Earn-in agreement terminated with $749,848 exploration costs written off in June 2008

Other – Brehov, Slovakia

  Earn-in agreement terminated with $344,317 exploration costs written off in December 2007

STRATEGY AND NAME CHANGE

On May 5, 2008 the Company announced that it had changed its name from Tournigan Gold Corporation to Tournigan Energy Ltd. The name change was effective May 6, 2008. The Company retained its trading symbol TVC on the TSX Venture Exchange.

The Company is focusing its attention, capital and human resources on its Slovakian uranium assets: the Kuriskova and Novoveska uranium deposits and the Company’s exploration ground in Slovakia, principally in the Kuriskova Trend. The Company is currently re-evaluating its options with regards to its other assets.

CORPORATE REORGANIZATION

Given current market conditions, the Company is re-evaluating its previously proposed reorganization strategy announced in May 2007.

SHAREHOLDERS RIGHTS PLAN

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the "Rights Plan") which was ratified by the Company’s shareholders on March 14, 2008. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50%discount to the market price at the time. The Rights Plan expires on March 14, 2009.

CHANGE IN YEAR END

The Company changed its year end to September 30 from August 31, effective September 30, 2007. References to the third quarter 2008 and the third quarter 2007 throughout this MD&A are for the three months ended June 30, 2008 and May 31, 2007, respectively. References to YTD 2008 and YTD 2007 are for the nine months ended June 30, 2008 and May 31, 2007, respectively.

QUALIFIED PERSON AND QA/QC

The Company’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, B.Sc. Geo, MA Geo, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information and resource and reserve disclosures contained in this MD&A.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the restated consolidated financial statements.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Three Months	Three Months	Three Months	Four Months
	Ended	Ended	Ended	Ended
	June 30,	March 31,	December 31,	September 30,
	2008	2008	2007	2007
	$	$	$	$
Total assets	64,019,895	66,769,310	66,859,872	68,738,416
Exploration properties	42,666,083	40,541,749	36,544,806	33,153,831
Working capital	17,244,679	21,537,639	26,102,402	30,632,888
Shareholders’ equity	60,700,329	62,990,826	63,573,001	64,582,260
Net loss	(2,807,928)	(1,259,342)	(1,571,724)	(2,717,954)
Loss per share	(0.02)	(0.01)	(0.01)	(0.02)

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	May 31,	February 28,	November 30,	August 31,
	2007	2007	2006	2006
	$	$	$	$
Total assets	66,054,804	63,757,624	62,767,965	61,105,539
Exploration properties	24,921,048	22,970,267	19,684,603	16,580,090
Working capital	38,737,425	38,060,898	39,617,728	42,113,396
Shareholders’ equity	64,313,001	62,201,922	60,492,039	59,509,117
Net loss	(1,605,796)	(1,629,749)	(1,325,472)	(1,064,926)
Loss per share	(0.01)	(0.02)	(0.01)	(0.00)

Overview

For the third quarter 2008, the Company incurred a net loss of $2,807,928 or $0.02 per common share, compared with a net loss of $1,605,796 or $0.01 per share for the third quarter 2007. Net loss was $5,638,994 for YTD 2008 compared with $4,561,017 for YTD 2007. The weighted average number of common shares for the second quarter increased to 122,404,264 in 2008 from 116,042,602 in 2007, mainly as a result of the exercise of warrants and stock options.

Exploration Property Costs Expensed

Exploration property costs expensed was $869,104 for the third quarter 2008 compared with $105,509 for the third quarter 2007, while YTD 2008 was $1,337,033 compared with YTD 2007 of $793,722. In the first quarter 2008, the Company decided to abandon the Brehov precious metals and VMS property located in Slovakia and focus only on uranium and gold properties. The Company terminated its earn-in agreement for the Brehov property and did not renew the surrounding Novosad exploration licence. Brehov deferred exploration costs in the amount of $344,317 were written off in the first quarter 2008. In the third quarter 2008 the Company terminated its earn-in agreement with AuEx Ventures Inc. for three gold and gold-silver properties in Nevada, U.S.A. to focus its resources on its other properties. Deferred exploration costs in the amount of $749,848 were written-off. Property investigations expenses were $115,684 for the third quarter 2008 compared with $105,509 in the third quarter 2007, and $233,007 for YTD 2008 compared with $793,722 for YTD 2007. Most of these costs were for the pursuit of investment opportunities in Eastern Europe.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenses

Expenses were $2,021,361 for the third quarter 2008, a $85,370 increase from the third quarter 2007. For YTD 2008, expenses were $5,106,268, a decrease of $108,414 from YTD 2007, as significant decreases in stock-based compensation expense were partially offset by increases in other expenses.

Employee salaries and fees to directors and contractors increased by $268,763 to $801,363 for the third quarter 2008 and by $317,397 to $1,703,090 for YTD 2008 compared with 2007. These increases mainly relate to severance costs and new hires. Subsequent to June 30, 2008 the Company terminated four head office employees to reduce its ongoing costs.

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options issued to contractors and consultants are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

The following schedules present the details and changes in the components of stock-based compensation for the third quarter 2008 and YTD 2008 compared with the prior years’ periods:

Quarters		Three Months Ended
		June 30,	May 31,
	Change	2008	2007
	$	$	$
Employees and directors	(126,426)	481,506	607,932
Non-employees	(97,385)	59,533	156,918
Total stock-based compensation cost	(223,811)	541,039	764,850
Capitalized to exploration properties	34,098	(17,119)	(51,217)
Stock-based compensation expense	(189,713)	523,920	713,633

YTD		Nine Months Ended
		June 30,	May 31,
	Change	2008	2007
	$	$	$
Employees and directors	(366,143)	1,414,439	1,780,582
Non-employees	(1,272,599)	(245,001)	1,027,598
Total stock-based compensation cost	(1,638,742)	1,169,438	2,808,180
Capitalized to exploration properties	579,088	43,575	(535,513)
Stock-based compensation expense	(1,059,654)	1,213,013	2,272,667

Total stock-based compensation cost decreased by $1,638,742 for YTD 2008, mainly due to the decrease in stock-based compensation cost for non-employees of $1,272,599. The fair value of unvested non-employee stock options significantly declined in YTD 2008 compared with a significant increase in YTD 2007. The Company’s share price decreased by 67% to $0.92 in YTD 2008 compared with an increase of 99% to $4.08 in YTD 2007. Due to the decline in the fair value of unvested non-employee options, portions of previously recorded non-employee stock-based compensation were reversed in both the statement of loss and from deferred exploration property costs in YTD 2008.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Public, government and investor relations expense increased by $89,771 to $187,282 for the third quarter 2008 and by $489,251 to $725,754 for YTD 2008 compared with the prior years’ periods. These increases were largely due to the Company’s activities in Slovakia to facilitate the permitting of its uranium projects. Travel costs increased by $124,441 to $433,854 for YTD 2008 as the Company’s head office employees spend more time in Europe to advance the Company’s properties.

Other Income (Expense)

Interest income decreased by $537,442 to $715,820 for YTD 2008 compared with YTD 2007 mainly due to the net decrease in interest-bearing bank deposits and short-term investments. Foreign exchange translation gains were $218,110 for YTD 2008 compared with gains of $132,937 in YTD 2007. The YTD 2008 foreign exchange gains were primarily due to the appreciation of the Slovakian Koruna. The recovery of office relocation costs is discussed below. Deferred reorganization costs of $149,313 incurred to June 30, 2008 were written off in the third quarter 2008 as the Company considers completion of the previously proposed reorganization to be less likely than not. Financial advisory fees of $148,404 for YTD 2008 were incurred to assist the Company in evaluating corporate alternatives to maximize shareholder value.

Uranium Exploration Properties

Acquisition and exploration costs related to uranium properties increased to $1,753,956 in the third quarter 2008 compared with $940,927 for the third quarter 2007. For YTD 2008 these costs were $7,681,683 compared with $2,622,593 for YTD 2007. YTD 2008 acquisition costs included $1,100,815 for the Sweetwater Buyout. Excluding acquisition costs, uranium exploration costs increased by $3,986,352 to $6,580,868 for YTD 2008 compared with $2,594,516 for YTD 2007.

Compared with the prior years’ periods, expenditures on the Kuriskova property increased by $998,576 to $1,148,642 for the third quarter 2008 and by $2,851,140 to $3,918,462 for YTD 2008. The Company drilled a further 1,250 metres in the third quarter 2008 on Kuriskova for YTD 2008 drilling of 7,908 metres. Due to environmental regulations, there was virtually no drilling from March to mid-May 2008. Studies and evaluations costs of $491,139 for YTD 2008 included the costs of the Kuriskova resource estimates released in December 2007 and July 2008.

Other Slovakian uranium property costs were $347,002 for the third quarter 2008 and $1,320,982 for YTD 2008, compared with $226,930 for the third quarter 2007 and $459,240 for YTD 2007. These increases related primarily to twin-hole confirmation drilling on the Novoveska Huta property. Drilling activity was 666 metres for the third quarter 2008 and 3,371 metres for YTD 2008.

The Company incurred third quarter 2008 costs of $258,312 for its uranium exploration properties in the United States compared with $563,931 for the third quarter 2007. YTD 2008 costs were $2,442,239 compared with $1,096,031 for YTD 2007. The YTD increase was partially due to acquisition costs of $1,100,815 recorded in the first and second quarters of 2008. In October 2007 the Company entered into an agreement to acquire 100% ownership of its U.S.A. uranium properties from Sweetwater River Resources LLC (the "Sweetwater Buyout"). Prior to closing of the Sweetwater Buyout, the Company’s interests in these properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies will be released to Sweetwater upon rectification of certain minor deficiencies in land tenure reports, which is now expected to occur by September 2008. The remaining YTD 2008 increase is due to 2008 drilling of 6,512 meters with no drilling in YTD 2007.

Gold Exploration Properties

Gold property costs were $1,120,186 for the third quarter 2008 compared with $943,551 for the third quarter 2007 and $2,911,358 for YTD 2008 compared with $5,470,450 for YTD 2007.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expenditures on the Kremnica gold property were $523,827 in the third quarter 2008 compared with $562,964 in the third quarter 2007 and $1,770,581 for YTD 2008 compared with $2,523,903 for YTD 2007. Costs incurred in 2008 mainly related to confirmation drilling of 2,216 metres, of which 609 metres were drilled in the third quarter 2008.

Expenditures on Curraghinalt increased to $569,662 for the third quarter 2008 compared with $358,260 for the third quarter 2007 largely due to increased exploration drilling. Costs were $1,080,837 for YTD 2008 compared with $2,759,947 for YTD 2007. The YTD decrease relates mainly to second quarter 2007 acquisition costs of $1,407,850 for the Strongbow buyout. Otherwise the YTD decrease related to reduced drilling. YTD 2008 drilling was 1,227 metres, of which 860 meters were in the third quarter 2008. YTD 2008 costs of $101,141 for studies and evaluations were mainly for the new resource estimate released in December 2007.

Property and Equipment

In October 2007 the Company relocated its Vancouver head office from premises shared with Longview Capital Partners Incorporated ("Longview"), a company related by way of common directors. Longview agreed to pay the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was included in other income as a recovery of office relocation costs. Additions to property and equipment were $418,511 in YTD 2008 compared with $185,478 in YTD 2007. In both periods these costs mainly related to head office furniture and leasehold improvements due to head office relocations.

Working Capital

Working capital was $17,244,679 as at June 30, 2008 compared with $30,632,888 as at September 30, 2007. The $13,388,209 decrease was mainly due to cash used in operations and exploration property investing activities. Accounts receivable increased by $1,161,007 to $1,951,459 as at June 30, 2008 largely due to recoverable Slovakian commodity taxes. Marketable securities decreased by $314,532 to $94,211 as at June 30, 2008 due to mark-to-market losses. Prepaid expenses and deposits decreased by $89,779 to $101,293 as at June 30, 2008 due to realization of a deposit on furniture costs for the Company’s head office relocation. Accounts payable and accrued expenses decreased by $884,541 to $2,285,923 as at June 30, 2008 mainly due to decreased U.S.A. uranium drilling costs.

Shareholders’ Equity

Shareholders’ equity decreased by $3,881,931 to $60,700,329 in the period YTD 2008. Share capital increased by $1,311,981, of which $852,981 was due to the exercise of stock options and $459,000 was from shares issued for the Sweetwater Buyout. The Company no longer has any warrants outstanding. Accumulated other comprehensive income, which represents unrealized gains on the Company’s marketable securities, decreased by $323,460 to negative $197,789 due to mark-to-market losses on marketable securities in the period YTD 2008.

	Common Shares	Stock Options	Warrants	Share Capital
	Outstanding	Outstanding	Outstanding	$
Balance, June 30, 2008	122,697,859	8,219,166	-	108,370,841
Stock options granted	-	1,000,000	-	-
Balance, August 22, 2008	122,697,859	9,219,166	-	108,370,841

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash decreased by $15,029,446 to $17,383,639 in YTD 2008. Cash flows used in operating activities were $3,220,449 in YTD 2008 compared with $1,912,960 in YTD 2007. This increase was due to the increase in net loss and the timing of cash payments.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flows used in investing activities were $12,124,281 for YTD 2008 compared with cash provided of $29,492,778 for YTD 2007, as YTD 2007 included net redemption of short-term investments of $36,484,306. Cash flows used for exploration properties were $11,878,201 in YTD 2008 as compared with $6,858,294 in YTD 2007, with higher uranium acquisition and exploration expenditures partially offset by lower gold costs. Cash flows from financing activities were $315,284 for YTD 2008, a decrease from $4,930,940 for YTD 2007 as a result of fewer exercises of stock options and warrants.

Cash

Cash is invested in secure bank deposits with primarily Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

Contractual Obligations and Contingencies

There were no material changes to the Company’s contractual obligations and contingencies in the quarter.

Additional Financing

The Company believes that its working capital is sufficient to carry out its current exploration work programs and fund corporate overhead expenditures to September 2009. To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing will be required to develop its exploration properties and pay corporate costs. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Cost reimbursements from companies with common directors and/or officers relate to the office relocation agreement (discussed above) and cost sharing arrangements with Longview. Two directors of the Company, Mr. Poulus and Mr. Shorr, are also directors of Longview. This amount was $310,606 for YTD 2008 compared with $64,285 for YTD 2007. The Company ceased to share office space with Longview in the first quarter of 2008.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. These fees were $117,073 for YTD 2008 compared with $131,157 for YTD 2007. A portion of these fees were included in deferred reorganization costs.

Geological consulting fees of $77,352 to Longview Technical, a division of Longview, were capitalized to exploration properties in YTD 2008. The YTD 2007 amount was $7,010. These fees were based on Longview Technical’s standard rates.

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Reynolds and Poulus, as directors, and Mr. Stock, as an officer. These contracts were for fixed monthly amounts and, except for Mr. Poulus, bonuses. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $25,542 for YTD 2008 from $30,403 for YTD 2007 as Mr. Reynolds terminated his contract in October 2006. Consulting fees to companies controlled by officers decreased to $nil for YTD 2008 from $29,000 in YTD 2007 as the contract with Mr. Stock was terminated in March 2007. These amounts are presented within salaries and fees to directors and contractors.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability or adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages or the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the U.S.A. and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the U.S.A. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna (SKK), the US Dollar, the British Pound and the Euro. As at March 31, 2008, the Company’s most significant balance sheet exposures were to the Slovak Koruna and the US Dollar. Net SKK denominated monetary assets were SKK 35,545,000 ($1,886,373) and net US$ denominated monetary liabilities were US$180,934 ($184,299). The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred mainly in Canadian dollars.

Slovakia expects to adopt the Euro on January 1, 2009. On May 28, 2008, the European Central Bank and the National Bank of Slovakia announced the Slovakian Koruna Central Rate to the Euro. The Central Rate has been revalued to 1 Euro for 30.126 Koruna, an increase of approximately 18% from the previous Central Rate. This increase has increased the Company’s Slovakian exploration costs.

Credit

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $1,818,962 of value added taxes receivable from government agencies. Restricted deposits are with US banks and are fully insured by the US Federal Deposit Insurance Corporation ("FDIC") The Company will continue to assess its allowance for credit losses. There can be no assurance that the Company’s counterparties will not default on their obligations such that the Company will incur losses.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Rate

The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

OUTLOOK

Uranium

On May 5, 2008, the Company announced detailed exploration and development milestones for the Kuriskova project. These milestones are management’s best estimates of the steps needed to take Kurkiskova through the permitting process. On July 16, 2008, the Company announced the results of a revised NI 43-101 resource estimate, which moved 6.6 million pounds of uranium from the inferred to the indicated resource category. The current estimated uranium resource at Kuriskova at a cut-off of 0.05% U is 6.6 million pounds indicated plus 30.1 million pounds inferred. For the rest of 2008, the Company plans to continue drilling and collecting other data with the objective of upgrading more of the resource into the measured and indicated categories and advancing the project toward feasibility and a production decision. This will include drilling about 8,000 metres of both infill and exploration holes, beginning baseline environmental data collection, collecting geotechnical data and beginning metallurgical test work. The Company continues its ongoing stakeholder and community engagement program in Slovakia. The Company is committed to a transparent dialogue and providing important information on the social and economic benefits and the environmental impact of the Kuriskova project.

At Novoveska Huta, the Company is drilling as well as continuing the historic data verification process to enable the calculation of a NI 43-101 resource estimate in late 2008 or early 2009. Drilling results to date indicate the potential to increase both the size and the grade of the Novoveska Huta deposit. The Company expects to complete 4,100 meters of drilling in fiscal 2008.

On the Company’s exploration properties in Slovakia, 25 priority exploration targets have been identified as a result of the airborne radiometric and magnetic survey. These are being followed up with ground radiometrics and geologic mapping to identify and prioritize exploration targets for further work.

With respect to the Company’s uranium properties in the U.S.A., the Company has reduced its exploration activities to focus its efforts on Slovakia.

Gold

The Company is currently evaluating its options with regards to its gold assets. Exploration work and economic assessment continues on Kremnica and Curraghinalt to optimize the value of these properties.

Baseline information gathering for environmental purposes continues at the Kremnica gold project in support of a possible future decision to proceed to the feasibility stage. The infill drill program has been completed and the results from it will be incorporated in a new resource estimate, which may be focussed toward identifying a higher grade resource. The Company has begun a low-cost exploration program to assess the exploration potential of the relatively unexplored southern part of the Kreminica District. Initially this work comprises data compilation, surface geochemical sampling and geologic mapping focussing on alteration/clay mineralogy zoning.

Drilling rigs were mobilized at Curraghinalt to start a step-out exploration drill program of 2,500 metres. A preliminary assessment (scoping study) report is scheduled for release by the fall of 2008. A new resource estimate is planned by the end of the year.

Corporate

The Company continues to explore earn-in and other corporate development opportunities.

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;

  interest and other expenses;

  tax position and tax rates;

  political unrest or instability in foreign countries and its impact on foreign assets;

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;

  estimates of the quantity and quality of mineral resources;

  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;

  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

  financial and operating objectives;

  exploration, environmental, health and safety initiatives;

  availability of qualified employees for operations; and

  outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;

  interest rates and foreign exchange rates;

  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;

TOURNIGAN ENERGY Ltd.
2008 THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;

  the availability of financing for development projects on reasonable terms;

  costs of production and production and productivity levels, as well as those of competitors;

  the ability to secure adequate transportation for products;

  the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;

  the ability to attract and retain skilled staff;

  the impact of changes in foreign exchange rates on costs and results;

  engineering and construction timetables and capital costs for development and expansion projects;

  costs of closure of various operations;

  market competition;

  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

  tax benefits and tax rates;

  the resolution of environmental and other proceedings or disputes; and

  on going relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This MD&A uses the terms "measured resources" and "indicated resources". The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This MD&A uses the term "inferred resources". The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.